Form C

Cover Page

Name of issuer:

Payroll4Free.com, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/2/2019

Physical address of issuer:

23297 Commerce Park
Beachwood OH 44122

Website of issuer:

http://www.payroll4free.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

5,495

Price:

$10.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,004.50; interests will be sold in increments of $1.

Target offering amount:

$50,004.50

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$499,999.00

Deadline to reach the target offering amount:

8/27/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$186,841.00	$252,879.00
Cash & Cash Equivalents:	$157,143.00	$250,967.00
Accounts Receivable:	$28,098.00	$1,912.00
Short-term Debt:	$526,863.00	$330,446.00
Long-term Debt:	$1,779,107.00	$1,755,736.00
Revenues/Sales:	$140,543.00	$122,291.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($376,394.00)	($89,996.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Payroll4Free.com, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael J. Rosenberg	CEO	Payroll4Free.com	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael J. Rosenberg	President	2019
Michael J. Rosenberg	CEO	2019
John Presti	Vice President	2019
Marta Mendizabal	Vice President	2019
Marta Mendizabal	Secretary	2019
Marta Mendizabal	Treasurer	2019
Marta Mendizabal	Chief Operating Officer	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Carol Rosenberg	950000.0 Class A Common Stock	95.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Shares have not be recommended or approved by any federal or state securities commission or regulatory authority. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Neither the U.S. Securities and Exchange Commission nor any state securities commission has passed upon the merits of any securities offered or the terms of the offering, nor have they passed upon the accuracy or completeness of any offering document or literature. The Shares are being offered under exemptions from U.S. federal registration and state registration; however, neither the U.S. Securities and Exchange Commission nor any state securities commission has not made an independent determination that these Shares are exempt from registration.

Management has performed an analysis of our ability to continue as a going concern. Based on their assessment, management has raised concerns about our ability to continue as a going concern. We have raised $113,471 in net proceeds from our crowd-funded debt financing and $95,460 in net proceeds from our private-placement equity financing and have borrowed $1,663,740 from a Galaxy Hosted Software LLC ("Galaxy"), a party related by common majority ownership and common management since the inception of the Company. Our ability to continue as a going concern will depend on our ability to obtain additional financing. Additional capital or debt financing may not be available on reasonable terms, or at all. If adequate financing is not available, we would be required to terminate or significantly curtail our operations.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business. We have a substantial amount of debt. At December 31, 2019, we had liabilities related to the loan from Galaxy and our crowd funding debt financing of $1,779,107.Our substantial debt could have important consequences to investors, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt,
- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired,
- we must use a portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes,
- we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited,
- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, and
- our ability to borrow additional funds or to refinance debt may be limited.

The per share purchase price of the Shares has was not determined through an arms' length negotiation and no third-party has been engaged to determine the fair market value of the Shares. The Company established the price per Share based on its own analysis of the valuations of other companies engaged in similar lines of business. The purchase price per Share in this Offering has not been the subject of arms' length negotiations and the Company has not retained any third party to perform an analysis of the fair market value of the Company or the Shares. To determine a valuation for the Company, we calculated the value per client for several other payroll service companies (valuation divided by number of clients). For ADP, the largest payroll company, that value is $90,000 per client.(1) For Paychex, the value per client is $40,000.(2) For Gusto, which is not yet publicly traded, the value (set by the latest venture capital investments, now totaling over $500 M) is $38,000 per client.(4) We believe that this valuation method is reasonable but we have not retained any third-party expert to review or validate it.

(1) ADP Market Cap as of March 5, 2030 was $69.37 Billion, with 775,500 clients reported in the 2019 Annual Report.
(2) Paychex Market Cap as of August 1, 2019 was $28.43 Billion, with 670,000 clients reported in the 2019 Annual Report.
(3) Gusto recently received an additional Venture Capital investment of $200 Million, bringing the total VC investment to $510 Million, and a valuation of $3.8 Billion, according to Finovate. Gusto indicates on its website that it serves 100,000 clients

Our business model is unproven. Our business model, which includes providing a free or low-cost payroll service and create revenue by selling ad space in our software program is unproved by us and unproven in our industry. There can be no assurance that we will be able to obtain any new paying clients or advertisement partners or if we do obtain new clients and advertisement partners, there is no assurance that we will obtain enough to become profitable. Therefore, investors must recognize that, notwithstanding the Company's objective to become profitable, the Company may be unable to preserve the investors' capital. Investors therefore must recognize that the risk of loss may be greater, in the case of an investment in the Company, than would be presented by alternative investment opportunities.

The payroll processing industry is competitive. The Company is focused on servicing small-sized businesses based on the growth potential that we believe exists in that market. We estimate that there are 25+ million addressable businesses in geographic markets that we serve. The market for payroll services is highly competitive and fragmented. Our competitors include national, international, regional, local and online service providers. In addition to traditional payroll processing service providers, we compete with in-house payroll systems, and we find that we are often the first payroll service company that a small business uses. Competition in the payroll processing industry is primarily based on service responsiveness, product quality and reputation, including ease of use and accessibility of technology, breadth of service and product offerings, and price. We believe that we are competitive in those areas and that our ease of use and price distinguish us from our competitors.

The cost of acquiring new clients may be higher than anticipated. The Company has acquired new clients through web searches, "Google Adwords," referrals from current clients, referrals from accountants, insurance agencies and other third parties, and other promotional methods. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect the Company's profitability.

The rate and acceleration of client acquisition may be slower than anticipated. The Company receives some revenue from its client base, and if client growth is slower than anticipated, revenue growth will be slower than anticipated. Further, the Company's business model relies largely on advertising for future revenue. The larger the Company's client base, the more attractive the Company expects to be to advertisers. A slow client growth rate will significantly affect advertising revenue.

The rate of acquiring new advertisers may be slower than anticipated. The Company believes that its ability to become profitable will be dependent on generating advertising revenue sufficient to exceed costs of operation and growing its client base to such numbers as to be attractive to advertisers and justify the level of fees required from the advertisers. Even if the client base grows rapidly, the concept of selling advertising to appear within a business application is relatively new and untested

The costs to acquire advertisers may be higher than anticipated. The Company anticipates having certain costs related to paying sales staff and marketing its products to advertisers. If the costs of acquiring new advertisers is greater than anticipated, it will greatly affect profitability.

Advertising revenue may be lower than anticipated. The Company anticipates that it will receive fixed monthly amounts from some advertisers and will participate in advertisers' affiliate programs where the Company receives fees based on a percentage of the advertisers' sales of products and services to clients. While the Company anticipates that its fixed rates will be competitive and the average amount of fees received from affiliate programs will equal the fixed fees, the concept of advertising on a business application is relatively new and untested. Advertisers may not achieve sufficient results working with the Company to continue advertising long-term. If advertisers do not generate sufficient business from the Company's clients, they may not continue to pay for advertising. The Company may not be able to sufficiently replace lost advertisers, and thus, may not receive anticipated levels of advertising revenue.

The Company is not yet profitable, and investors may lose part or all of their investments. The Company may require one or more additional fundraising rounds, depending on how much funding the Company raises in this Offering. If the Company does not raise additional funds, the Company may not be able to continue its operations.

The Company has a non-interest-bearing note payable to Galaxy, a party related by common majority ownership and common management. The loan balance for this note was $1,663,740 as of December 31, 2019. Galaxy continues to loan money to the Company to support its operations. Though the Company is not required to repay the loan until the Company becomes profitable, this could limit the ability of the Company to incur debt needed to fund its operations and may impair the Company's ability to raise capital. Additionally, the
Company relies on technologies provided by Galaxy free of charge. There is risk that the Company may not be able to secure such technologies if the ownership of Galaxy undergoes material changes or Galaxy otherwise becomes unable or unwilling to provide such technologies to the Company.

The Company's financial statements have not been audited by an independent accountant. Although Company management prepared its financial statements in accordance with accounting principles generally accepted in the United States of America, and the Company's accountant, Jason M. Tyra, CPA, PLLC reviewed the 2018 / 2019 financial statements in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants, such review was limited in scope to assurance that there are no material modifications that should be made to the financial statements. The review conducted by the Company's accountant had a substantially more limited scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Therefore, the Company cannot make any assurances regarding its financial statements as a whole, or the possible conclusions of an audit by an independent accountant.

The Company may not be able to keep pace with changes in technology or provide timely enhancements to its products and services. The market for the Company's products and services is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements, and changing industry standards. The Company's success depends on its ability to enhance current products and services and introduce new products and services in order to keep pace with products offered by competitors, enhance capabilities and increase the performance of its internal systems, and adapt to technological advancements and changing industry standards. If the Company's systems become outdated, it may be at a disadvantage. There can be no assurance that the Company's efforts to update and integrate systems will be successful. If the Company does not integrate and update its systems in a timely manner, there could be a material adverse effect to the Company's business and results of operations.

The Shares do not have any voting rights. An Investor will hold a minority position in the Company and will have no voting rights in the Company, and thus will have no ability to control or influence the governance and operations of the Company. As holders of a majority interest of voting rights in the Company, the principal stockholders may make decisions with which the Investors disagree, or that negatively affect the value of the Investors' shares in the Company, and the Investors will have no recourse to change these decisions. The Investors' interests may conflict with those of the principal stockholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investors. For example, the principal stockholder(s) may change the terms of the Certificate of Incorporation or Bylaws of the Company, change the terms of the shares issued by the Company, change the management of the Company, and redeem or dilute minority shareholders. The principal stockholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to Investors but favorable to them. The principal stockholder(s) may also vote to engage in new offerings and/or to register certain of the Company's shares in a way that is dilutive to or negatively affects the value of the Shares the Investors own. The principal stockholder(s) may also have access to more information than the Investors, leaving an Investor at a disadvantage with respect to any decisions regarding the Shares he or she owns. The exit of the principal stockholder(s) may affect the value of the Company and its viability. Based on the factors described above, an Investor could lose all or part of his, her or its investment in the Shares in this offering, and may never see positive returns.

The Company's right of first refusal could limit Investors' ability to resell Shares. Pursuant to the Subscription Agreement, prior to the Company's initial public offering, the Company will have a right to purchase all or any portion of the Shares that Investors may propose to transfer to a third party, at the same price and on the same terms and conditions as those offered to the prospective transferee. This right of first refusal could limit Investors' ability to resell their Shares at the maximum potential price available on the open market

We have no plans to pay cash dividends on our preferred stock. We have no plans to pay cash dividends on our preferred stock. We intend to invest future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations our Board of Directors deem relevant. Any future credit facilities or equity financing we obtain may further limit our ability to pay cash dividends on our preferred stock.

The Company may engage in additional issuances of securities. The Company plans to engage in additional offerings to sell equity or debt to additional investors in the future. Additionally, in the future, the Company may issue securities to its employees under its Equity Incentive Plan, to service providers as a form of payment, to lenders or to additional investors to raise capital. Investors may have the opportunity to increase their investment in the Company in a crowdfunding or other equity transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the objectives of the Company and the state of development of its operations at any given time.

Investors face risks related to a sale of the Company or the Company's assets. As a holder of Preferred Stock, with no voting rights, an Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the management of the Company to manage the Company in a way that maximizes value for stockholders and ensure full payment to the Company's creditors. Accordingly, the success of the Investor's investment in the Company will depend on the skill and expertise of the Company's managers. If Company management authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investors and the Company's creditors.

All Investors will be required to enter into a Subscription Agreement, which by its limits the rights of holders of Shares by subjecting Investors to "drag-along" rights. Such "drag-along" rights require Investors to take certain actions if at least seventy-five (75%) percent of the shares of Class A Common Stock, which are held by the Carol and Chaim Rosenberg, both of whom are related to Mike Rosenberg, the Company's CEO, on an as-converted basis and the Company's board of directors approve a sale of the Company. If a proposed sale has the requisite support, then Investors will be required to take or refrain from taking a number of customary actions in connection therewith, including to vote in favor of the proposed transaction (if legally required), sell a certain proportion of their Shares (if applicable), execute and deliver documentation supporting the sale and refrain from exercising any dissenters' rights or rights of appraisal. Therefore, in the event of a sale of the Company, Investors may be required to sell their Shares on less than favorable terms.

Investors face risks related to transactions with related parties. Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Company's managers will use good faith judgment as to the Company's best interests. The Company may engage in transactions with shareholders, affiliates, subsidiaries or other related parties, which may be on terms, which are not at arm's length, but will be in all cases consistent with the duties of Company management to the Company's stockholders. For example, the Company has obligations relating to a non-interest bearing note payable to an affiliate of the Company (described in more detail above). The Company believes that the terms of this loan comply with all relevant laws and regulations. By acquiring an interest in the Company, Investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest.

The Company's services may be adversely impacted by changes in government regulations and policies. Many of the Company's services are designed according to government regulations that change. Changes in regulations could affect the extent and type of benefits employers are required, or may choose, to provide employees or the amount and type of taxes employers and employees are required to pay. Such changes could reduce or eliminate the need for some of the Company's services and substantially decrease revenue. Added requirements could also increase the cost of doing business. Failure to educate and assist clients regarding new or revised legislation that impacts them could have an adverse impact on the Company's reputation. Failure to modify services in a timely fashion in response to regulatory changes could have a material adverse effect on the Company's business and results of operations.

The Company's business and reputation may be adversely impacted if it fails to comply with U.S. laws and regulations. The Company's services are subject to various laws and regulations, including, but not limited to, the Affordable Care Act ("ACA") and anti-money laundering rules. Uncertainty regarding the potential future modifications of existing laws and regulations can adversely affect business. There is uncertainty regarding the potential future evolution and modification of the ACA. Failure to update services to comply with modified or new legislation in the area of health care reform as well as failure to educate and assist clients regarding this legislation could adversely impact the Company's business reputation and negatively impact its client base. Failure to comply with laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on the Company's results of operations or financial condition. The Company has policies and procedures to monitor compliance with U.S. laws and regulations throughout the business.

The Company's reputation, results of operations, or financial condition may be adversely impacted if it fails to comply with data privacy laws and regulations. The Company's services may require the storage and transmission of proprietary and confidential information of its clients and their employees, including personal or identifying information, as well as their financial and payroll data. These services are subject to various complex government laws and regulations on the federal, state, and local levels, including those governing personal privacy. For example, the Company is subject to rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Family Medical Leave Act of 1993, the ACA, federal and state labor and employment laws, and state data breach notification laws. Failure to comply with such laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on its results of operations or its financial condition. The regulatory framework for privacy issues is rapidly evolving and future enactment of more restrictive laws, rules or regulations, and/or future enforcement actions or investigations could have a materially adverse impact on the Company through increased costs or restrictions on the Company's business and noncompliance could result in regulatory penalties and significant legal liability.

The Company could be subject to reduced revenues, increased costs, liability claims or harm to its competitive position as a result of cyberattacks, security vulnerabilities or Internet disruptions. The Company relies upon information technology ("IT") networks, cloud-based platforms and systems to process, transmit, and store electronic information, and to support a variety of business processes. Cyberattacks and security threats are a risk to the Company's business and reputation. A privacy or IT security breach could have a material adverse effect on the Company's business.

Data Security and Privacy Leaks: The Company collects, uses, and retains increasingly large amounts of highly-sensitive personal information about its clients, employees of clients, and its employees, including: bank account numbers, credit card numbers, social security numbers, tax return information, health care information, retirement account information, payroll information, system and network passwords, and other sensitive personal and business information. At the same time, the continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. Vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to the security of the Company's systems and networks, and the confidentiality, availability, and integrity of the Company's data.

The security of the Company's IT infrastructure is an important consideration in the Company's clients' purchasing decisions. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, are increasingly more complex and sophisticated, and may be difficult to detect for long periods of time, the
Company may be unable or fail to anticipate these techniques or implement
adequate or timely preventative or responsive measures. The Company may be required to invest significant additional resources to comply with evolving cybersecurity regulations, to modify and enhance its information security and
controls, and to investigate and remediate any security vulnerabilities. While the Company has security systems and IT infrastructure in place designed to detect and protect against unauthorized access to such information, if its security measures are breached, the Company could be substantially harmed and incur significant liabilities. Any such breach or unauthorized
access could negatively affect the Company's ability to attract new clients,
cause existing clients to terminate their agreements, result in reputational
damage, and subject the Company to lawsuits, regulatory fines, or other actions
or liabilities which could materially and adversely affect the Company's
business and operating results. Third parties, including vendors that provide
services for the Company's operations, could also be a source of security risk
in the event of a failure of their own security systems and infrastructure.

Data Loss and Business Interruption: If the Company's systems are disrupted or fail for any reason, including internet or systems failure, or if the Company's systems are infiltrated by unauthorized persons, both the Company and its clients could experience data loss, financial loss, harm to reputation, or significant business interruption. The Company may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose the Company to unexpected liability, litigation, regulatory investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on the Company's business and results of operations.

Our business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the recent COVID-19 outbreak: Outbreaks of epidemic, pandemic, or contagious diseases such as COVID-19, could have an adverse effect on our business, financial condition, and results of operations. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a global pandemic. While the COVID-19 outbreak may still be in relatively early stages, international stock markets have begun to reflect the uncertainty associated with the slow-down in the global economy and the reduced levels of international travel experienced since the beginning of January, large declines in oil prices and the significant decline in the Dow Industrial Average have been largely attributed to the effects of COVID-19. If COVID-19 progresses in ways that disrupts our customers' demand for our services or otherwise disrupts our operations, such disruption may materially negatively affect our operating results for 2020 and possible subsequent periods. Majority of our workforce is in Ohio and our customer base is located across the United States, and in many of those states executive orders have been signed to implement stay-at-home mandates, causing all non-essential businesses to close their offices. In response to these public health directives and orders, we have implemented work-from-home policies for certain employees. The effects of the executive order, the stay at home orders and our work-from-home policies may negatively impact productivity, disrupt our business and impact our ability to service our clients and our clients need for our services, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact us and vendors and customers business operations. Additionally, if the spread of COVID-19 limits our ability to make workers available either because they are ill or due to work from home orders, this likely would negatively affect, and may materially negatively affect, our operating results, cash flow and business.

On March 18, 2020, President Trump signed a bipartisan bill, the "Families First Coronavirus Response Act," ("FFCRA") aimed at addressing the COVID-19 pandemic. The FFCRA's effective date has been set for April 2, 2020. The FFCRA is a comprehensive emergency measure expanding nutrition and food assistance, unemployment insurance benefits, and protections for workers exposed to risks of COVID-19. Particular provisions of the FFCRA that could materially affect our operations include the a temporary, emergency expansion to the federal Family and Medical Leave Act (FMLA) and a temporary establishment of a federal paid sick leave program in response to COVID-19. Such provisions may create obligations for the Company to provide its employees with paid sick leave beyond what the Company has historically provided. Additional expenditures related to these paid sick leave obligations may materially negatively affect our operating results for 2020 and possible subsequent periods. However, we expect that some of these potential payment obligations may be offset by separate provisions of the FFCRA creating a temporary payroll tax credit for paid sick leave and paid family leave or other federal stimulus legislation, including the America CARES Act, which was signed into law on March 27, 2020.

Any resulting financial impact cannot be reasonably estimated at this time. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions taken globally to contain the COVID-19 pandemic or treat its impact, among others. Existing insurance coverage may not provide protection for all costs that may arise from all such possible events. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including downturns in business sentiment generally or in our sector in particular.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,005**

Use of Proceeds: 80% -- Add additional service personnel, complete automation of on-boarding process.

13.25% -- Continue to automate tax reporting functions.

6.75% -- Wefunder intermediary fee.

If we raise: **$250,000**

Use of Proceeds: The additional capital raised (after the first $50,004.50) will be spent as follows:

73.25% -- Continue additional development of BizBooks4Free.com (owned by the Company) and enhanced payroll functionality.

20% -- Establish revenue-generating partnerships.

6.75% -- Wefunder intermediary fee.

If we raise: **$499,999**

Use of Proceeds: The additional capital raised (after the first $250,000) will be spent as follows:

75% -- Begin aggressive marketing, including radio advertising.

18.25% -- Hire a marketing professional.

6.75% -- Wefunder intermediary fee.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Payroll4Free.com, Inc. is issuing Preferred Stock to Investors at a pre-money valuation of $10,694,030.
See exact security attached as Appendix B, Investor Contracts.

Price: $10.00 price-per-share for a pre-money valuation of $10,694,030.

Early Bird: Investors in the first $100,009 of the Offering will receive a lower price-per-share of $9.10 for a pre-money valuation of $9,731,567.

Minimum target: The Company is offering a minimum of 5,495 shares of Preferred Stock for a minimum fundraising target of $50,004.50.

Maximum target: The Company is offering a maximum of 50,989 share of Preferred Stock for a maximum fundraising target of $499,999.00.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

Right of First Refusal. Until the consummation of an IPO, except for Permitted Transferees (defined below), Investor hereby unconditionally and irrevocably grants to the Company a right of first refusal ("Right of First Refusal") to purchase all or any portion of the Securities that Investor may propose to transfer to a third party, at the same price and on the same terms and conditions as those offered to the prospective transferee. Investor proposing to make a transfer must deliver a proposed transfer notice ("Proposed Transfer Notice") to the Company not later than forty-five (45) days prior to the consummation of such proposed share transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the transfer and the identity of the prospective transferee. To exercise its Right of First Refusal under this Section 8(c), the Company must deliver a notice to Investor within fifteen (15) days after delivery of the Proposed Transfer Notice. "Permitted Transferees" include (i) a transfer not involving a change in beneficial ownership, or (ii) transactions involving the distribution without consideration of the Securities by Investor to (x) a parent, subsidiary or other affiliate of Investor that is a corporation or similar entity or (y) any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners.

Drag-Along. In the event that (i) the holders of at least seventy-five (75%) percent of the shares of the Company's Class A Common Stock on an as-converted basis (the "Selling Investors"), and the (ii) the Board of Directors approve a Sale of the Company (defined below) in writing, specifying that this Section 8 shall apply to such transaction, then undersigned and the Company hereby agree:

(i) if such transaction requires stockholder approval, with respect to all Securities that Investor owns or over which Investor otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Securities in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii) if such transaction is a Stock Sale (defined below), to sell the same proportion of shares of capital stock of the Company beneficially held by Investor as is being sold by the Selling Investors to the person to whom the Selling Investors propose to sell their Securities, and on the same terms and conditions as the Selling Investors;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provisions of this Section 8, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv) not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any Securities of the Company owned by such party or affiliate in a voting trust or subject any Securities to any arrangement or agreement with respect to the voting of such Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(vi) if the consideration to be paid in exchange for the Securities pursuant to this Section 7 includes any securities and due receipt thereof by Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to Investor in lieu thereof, against surrender of the Securities which would have otherwise been sold by Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the stockholders of the Company under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of the Purchaser's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock (Voting)	1,000,000	1,000,000	Yes
Common Stock (Non-Voting	1,000,000	69,403	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Company has yet to authorize Preferred Stock, which investors in this Offering would receive. Preferred Stock does not have voting rights, but it does have liquidation preference over Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could limit the Investor's economic rights by causing the Company to pay off the loans the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the loans to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Galaxy Hosted Software LLC
Issue date	05/23/12
Amount	$1,663,740.00
Outstanding principal plus interest	$1,663,740.00 as of 05/07/20
Interest rate	0.0% per annum
Current with payments	Yes

Over the life of the Company it has drawn advances against a non-interest bearing note payable ("Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership and common management. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

Loan

Lender	Wefunder Investors
Issue date	12/30/17
Amount	$113,471.00
Outstanding principal plus interest	$93,220.00 as of 05/08/20
Current with payments	Yes

5% of net revenues is used to pay back principle on the notes. Each note will be paid back based on its pro rata share of all notes issued in the offering. The company will make payments to the investors quarterly, starting January 19, 2019.

The company will continue payments until investors have received 2x their principle investment (the repayment amount).

The company may prepay principal plus the repayment amount at anytime.

Payroll4Free.com has a non-interest-bearing note payable to Galaxy Hosted Software LLC, a party related by common majority ownership. This loan balance was $1,739,925 as of December 31, 2017. Galaxy continues to loan money to Payroll4Free.com to support its operations. Repayment is not required until Payroll4Free.com becomes profitable. We plan to repay the loan through income earned by the Company.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Other	Common stock	$95,460	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Galaxy Hosted Software LLC
Amount Invested	$1,663,740.00
Transaction type	Loan
Issue date	05/23/12
Outstanding principal plus interest	$1,663,740.00 as of 05/07/20
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Common Management and Ownership

Over the life of the Company it has drawn advances against a non-interest bearing note payable ("Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership and common management. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made. This loan balance was $1,663,420 as of December 31, 2019.

Name	Galaxy Hosted Software, LLC
Amount Invested	$0.00
Transaction type	Other
Issue date	05/23/12
Relationship	Common Management and Ownership

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

There is a non interest bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. This payable is $1,739,925 for the year ended December 31, 2017. We plan to pay off the loan through income earned by the Company.

Based on common ownership, Galaxy Hosted Software has provided a perpetual license to Payroll4Free.com for use of the technology developed by Galaxy at no charge.

Also, Payroll4Free.com subleases office space from Galaxy without a formal agreement, and pays rent to Galaxy based on a proportion of space it occupies ($377.88 monthly). Galaxy will continue to sublease sufficient space through the end of its current lease, which ends March 31, 2021.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Payroll4Free.com is a payroll service company, much like ADP or Paychex, except that we focus on very small businesses and offer the basic services free of charge (optional premium services are between $10
and $20 per month). The services are primarily supported by advertising that is displayed on the payroll software. Our small business owner clients provide a very valuable target market for advertisers who offer products and services intended for business use.

We have found that for most small businesses payroll services are generally unaffordable, and they tend to process it in-house to save money. Unfortunately, this often leads to huge payroll tax penalties ($4.2+ billion assessed by the IRS in 2015). We wanted to be able to offer those 30+ million small businesses a payroll option that is affordable, reliable, and service focused, which will allow us to eventually become the #1 small business payroll service provider in the United States.

Milestones

Payroll4Free.com, Inc. was incorporated in the State of Delaware in January 2019. Payroll4Free.com, LLC was originally organized on 5/23/12. In January, the managing members decided to fully convert the company into the C-Corp, Payroll4Free.com, Inc.

Since then, we have:

- US small business market is 30+ million
- Only about 1 million use a payroll service
- Developed fully functioning payroll software compliant with regulatory requirements in all 50 states
- 2,200+ clients in all 50 states
- 1,000+ clients paying for at least one premium service
- Rated by clients 4.8/5 in service and support

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $140,543. For the period ended December 31, 2018, the Company had revenues of $122,291.
- *Assets.* As of December 31, 2019, the Company had total assets of $186,841, including $157,143 in cash. As of December 31, 2018, the Company had total assets of $252,879, including $250,967 in cash.
- *Net Loss.* The Company has had net losses of $376,394 for 2019 and $89,998 for 2018..
- *Liabilities.* The Company's liabilities totaled $2,305,970 for 2019 and $2,086,182 for 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $113,471 in debt and $95,460 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PAYROLL4FREE.COM, INC. cash in hand is $17,684.54, as of April 2020. Over the last three months, revenues have averaged $15,855.95/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $52,997.01/month, for an average burn rate of $37,141.06 per month. Our intent is to be profitable in 42 months.

In order to fund short-term operations, he Company and reliably call upon additional funding Galaxy Hosted Software, LLC. The relationship between these two companies is that they share common management.

Since the date of our financials, we have increased in rate of client acquisition and signed revenue-generating agreement with Workers Comp Insurance Carrier.

In six months, we hope (but not guarantee) to have our revenues increase 20% and expect expense to go up 50%. We do not have any other sources of capital to rely on at this time.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.payroll4free.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Payroll4Free Subscription Agreement
Payroll4Free Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

John Presti
Marta Mendizabal
Michael J. Rosenberg

Appendix E: Supporting Documents

P4F_Contract_v1.pdf